TULLETT PREBON FINANCIAL SERVICES LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017   SUPPLEMENTAL SCHEDULE I

NET CAPITAL

Member's Interest		$	62,424,800
Deductions and/or charges:			
Non-allowable assets:			
Receivables from brokers or dealers and clearing organizations	$	5,016,200	
Trading memberships		1,225,800	
Receivables from affiliates		2,337,100	
Goodwill		10,361,100	
Prepaid expenses		4,667,100	
Other assets		12,932,900	
		36,540,200	
Aged fails-to-deliver (7 items)		452,300	
Other deductions and/or charges		5,568,800	
Total deductions			42,561,300
Net capital before haircuts on securities positions			19,863,500
Haircuts on securities:			
Haircut on U.S. government obligations		44,500	
Total haircuts			44,500
NET CAPITAL			19,819,000

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Minimum net capital requirement			250,000
Excess Net Capital		$	19,569,000

<u>Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5</u>
There are no material reconciling items between the amounts presented above and the amounts as reported in the Company's unaudited December 31, 2017 amended FOCUS Report filed on February 26, 2018. Therefore, no reconciliation of the two computations is deemed necessary.